

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

December 21, 2007

Mr. Jack F. Callahan, Jr.
Chief Financial Officer
Dean Foods Company
2515 McKinney Avenue, Suite 1200
Dallas, Texas 75201

     Re: **Dean Foods Company**
           Form 10-K for Fiscal Year Ended December 31, 2006
           Filed March 1, 2007
           Form 10-Q for Fiscal Quarter Ended September 30, 2007
           Filed November 9, 2007
           Response Letter Dated December 17, 2007
           File No. 001-12755

Dear Mr. Callahan:

     We have completed our review of your filings and response letter and have no further comments at this time.

               Sincerely,

               Karl Hiller
               Branch Chief